Results of Special Meeting of Shareholders: At a Special Meeting of Shareholders of the LKCM Aquinas Small Cap Fund ("Small
Cap Fund") and LKCM Aquinas Growth Fund ("Growth Fund") held on July 20, 2016, shareholders approved the following proposals:

To approve the Plan of Reorganization and Dissolution under which (a) the LKCM Aquinas Value Fund ("Value Fund") would acquire all of the assets and liabilities of the Small Cap Fund and the Growth Fund in exchange solely for shares of the Value Fund and (b) the
Trust would distribute such shares of the Value Fund, pro rata, to Small Cap Fund and Growth Fund shareholders in liquidation of the
Small Cap Fund and Growth Fund.

     Shares Outstanding
Fund          on Record Date For  Against  Abstain
LKCM Aquinas Small Cap Fund   1,070,288   593,419   7,051   17,685
LKCM Aquinas Growth Fund   1,528,583  823,941  20,549  36,060

No broker non-votes were cast.